FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2005

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

3 Abba Eban Blvd., Herzliya, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....         Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........            No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant's Form 6-K for the month of November 2005 and incorporated by reference herein is the Registrant's immediate report dated November 17, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By: /s/_____________________

Dan Goldstein

Chairman of the Board

Dated: November 17, 2005

FORMULA SYSTEMS (1985) LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Extraordinary General Meeting of Shareholders (the "General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Wednesday, December 28, 2005, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To ratify the appointment of Messrs. Ishay Davidi and Yarom Oren to the Board of Directors of the Company;

(2)

To approve the amendment of the Company's Articles of Association relating to the indemnification of directors and officers in order to incorporate certain provisions of recent amendment of the Israeli Companies Law, 1999 (the “Companies Law”);

(3)

To authorize the Board of Directors to procure D&O insurance for the directors and officers of the Company and its affiliates (including directors and officers of the Company who may be considered "controlling persons" under the Companies Law);

(4)

To approve the indemnification of directors and officers of the Company by authorizing the Company to grant indemnification letters to its directors and officers (including to directors and officers of the Company who may be considered "controlling persons" under the Companies Law); and

(5)

To approve the amendment of the debenture of Formula Vision Technologies (F.V.T.) Ltd., a subsidiary of the Company listed on the Tel Aviv Stock Exchange, with respect to repayments due in 2005 and 2006.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on November 21, 2005, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

By Order of the Board of Directors,

November 17, 2005

Herzlia, Israel

Dan Goldstein

Chairman of the Board

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

___________________________________________________________________________________________

PROXY STATEMENT

___________________________________________________________________________________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “General Meeting”, or, the "Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Wednesday, December 28, 2005, at 10:00 a.m. Israel time, at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are first being mailed to shareholders on or about November 28, 2005, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share.  The Company had outstanding on November 17, 2005, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on November 21, 2005, will be entitled to notice of, and to vote at the Meeting.

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company’s knowledge, as of November 17, 2005, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

	Shares Beneficially Owned
Name	Number	Percentage (1)
FIMGold Limited Partnership (2)	4,400,000	33.3%
Bank Leumi Funds (3)	964,127	7.3%
All directors and officers as a group	4,725,000	35.8%
(9 persons) (4)

__________________________

(1)

Percentages are based on 13,200,000 Ordinary Shares outstanding as of November 17, 2005.

(2)

FIMGold Limited Partnership is owned in equal shares by Ildani Holdings Ltd., a wholly owned company of Dan Goldstein (the Chairman of the Board and Chief Executive Officer of the Company), and FIMI Opportunity Fund, L.P., which is managed by a company in which Messrs. Ishay Davidi and Yarom Oren serve as officers.

(3)

Based upon the information contained in a report filed with the Tel Aviv Stock Exchange by Bank Leumi pursuant to Israeli law with respect to the aggregate holdings of various of its affiliated mutual funds and provident funds.

(4)

Includes Dan Goldstein, who holds, through his wholly owned company, Ildani Holdings Ltd. ("Ildani"), a 50% interest in FIMGold Limited Partnership, which owns approximately 33.3% of the Company's outstanding shares. Dan Goldstein may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan Goldstein, through Ildani, and FIMI Opportunity Fund, with respect to FIMGold Ltd., the general partner of FIMGold Limited Partnership. However, Dan Goldstein disclaims beneficial ownership of one half of such shares. Ishai Davidi and Yarom Oren may be deemed to beneficially own all such shares by virtue of shared voting and dispositive power pursuant to a shareholders agreement entered into between Dan Goldstein, through Ildani, and FIMI Opportunity Fund, of which FIMI 2001 Ltd. is the Managing General Partner. Ishai Davidi serves as CEO and a Director and Yarom Oren serves as a Senior Partner of FIMI 2001 Ltd. However, Mssrs. Davidi and Oren disclaim beneficial ownership of such shares except to the extent of their pecuniary interest in such shares.

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE EXTRAORDINARY GENERAL MEETING

ITEM 1

RATIFICATION OF APPOINTMENT OF DIRECTORS

The Company's Articles of Association authorize the Board of Directors to appoint directors (other than External Directors). The Articles of Association provide that such appointment of directors by the Board of Directors must be ratified by the shareholders at the first general meeting of the shareholders following the date upon which the directors were appointed by the Board of Directors.

In March 2005, the Board of Directors appointed Messrs. Ishay Davidi and Yarom Oren as directors in connection with the private placement by the Company of 2,400,000 Ordinary Shares, for an aggregate purchase price of $36 million, to FIMGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, the Company’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it. At this time, the Board of Directors is recommending that the shareholders ratify the appointment of Messrs. Ishay Davidi and Yarom Oren as directors.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the ratification of the election of the nominees named in the following table, each to hold office until the Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

The following table sets forth information as to the nominees, as of November 17, 2005:

Name	Principal Occupation or Employment by the Company	Age	Director Since
Ishay Davidi	Independent Director	44	March 2005
Yarom Oren	Independent Director	34	March 2005

Ishay Davidi joined the Board of Directors of the Company in March 2005.  Mr. Davidi is the Chief Executive Officer and a senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Davidi also serves as chairman of Tadir-Gan (Precision Products) 1993 Ltd., and as a director of Lipman Electronic Engineering Ltd., Caesarea Creation Industries Ltd., Medtechnica Ltd., Tedea Development & Automation Ltd. and TAT Technologies Ltd. From 1993 until 1996, Mr. Davidi served as the chief executive officer of the Tikvah VC Fund. Mr. Davidi holds a B.Sc. degree in industrial and management engineering from Tel-Aviv University and an MBA degree from Bar-Ilan University. Mr. Davidi qualifies as an independent director as defined in the NASDAQ Stock Market rules.

Yarom Oren joined the Board of Directors of the Company in March 2005.  Mr. Oren is senior partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Industries Ltd., Tefron Ltd., Ginegar Plastic Products Ltd. and Mez Op Holdings Ltd., a holding company controlled by FIMI. Mr. Oren holds a B.Sc. degree in industrial and management engineering from Tel-Aviv University and an MBA degree from WBS England. Mr. Oren qualifies as an independent director as defined in the NASDAQ Stock Market rules.

Proposed Resolutions

The Board of Directors will present the following resolutions at the General Meeting:

(A)

"RESOLVED, that the appointment of Mr. Ishay Davidi as a director of the Company be ratified; and

(B)

RESOLVED, that the appointment of Mr. Yarom Oren as a director of the Company be ratified."

Required Vote

Under the Companies Law, the foregoing resolutions shall be deemed adopted if approved by the holders of a majority of the voting power represented at the General Meeting in person or by proxy and voting thereon.

The Board of Directors recommends a vote FOR the two nominees to the Board of Directors.

ITEM 2

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

In March 2005, several sections of the Companies Law were amended.  Some of these amendments relate to issues contained in the Company's articles of association that govern the indemnification of directors and officers. The Board of Directors therefore proposes to amend the Company's articles of association accordingly.

The March 2005 amendment adds an additional category of indemnifiable expenses:  reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders.  With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances.  The March 2005 amendment modifies this condition.  It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into.  In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria.  Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances.  The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

At the Meeting, it will also be proposed that, although the Companies Law permits a company to exempt its officers and directors in advance from liability for breaches of their duty of care, such exemption shall be deleted from the Company's Articles of Association.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company’s Articles of Association be amended as set forth below.  Words proposed to be added are shown in boldface and underlined, and words proposed to be deleted are shown in strikethrough format.

-

that Article 63(b) be deleted in its entirety as follows.

"(b)

~~Exemption from Duty of Care~~

~~Subject to the provisions of the Companies Law, the Company may resolve to exempt in advance an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care towards the Company~~."

-

that Article 63(c) be amended as follows:

"(c)

Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or expended by the Office Holder in respect of an act performed in his capacity as an Office Holder, as follows:

(i)

a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;

(ii)

reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

(iii)

reasonable litigation expenses, including attorneys' fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by another person, or in a criminal charge from which the Office Holder was acquitted.

The Company may undertake to indemnify an Office Holder as aforesaid, (1) as a commitment in advance to indemnify an Office Holder, provided that, in respect of Article 63(c)(i), such commitment shall be limited to events which, in the opinion of the Board of Directors, ~~can be foreseen~~ are foreseeable in light of the Company’s actual operations at the time the undertaking to indemnify is provided, and to the amounts or criteria that the Board of Directors deems reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, but in no event more than 25% of the Company's shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification; and (2) post factum."

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.  In addition, since the Company’s CEO and a number of its directors are deemed to be “controlling persons” under the Companies Law, for this proposal to be approved, either (i) the Ordinary Shares voting in favor of the matter must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of Ordinary Shares voted against the matter must not exceed 1% of the outstanding Ordinary Shares.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

The Board of Directors recommends a vote FOR approval of the proposed amendments of Articles of Association of the Company.

ITEM 3

D&O INSURANCE

At the Meeting, the Board of Directors will propose that the Company be authorized to insure the directors and officers of the Company and its affiliates by purchasing liability insurance.

Under the Companies Law, the procurement of insurance coverage for a company’s directors must be approved by the Company’s Audit Committee, Board of Directors and shareholders. The Company’s Audit Committee and Board of Directors have approved and ratified the obtaining of D&O insurance. At the Meeting, the shareholders of the Company will be asked to approve and ratify the obtaining of D&O insurance as described below.

The Company’s D&O insurance policy covers liabilities of the Company and its affiliates, and their respective officers and directors up to a maximum of $15,000,000 per claim and in aggregate; the total annual premium amount paid by the Company and its affiliates is approximately $320,000; the D&O insurance policy is for a period ending on December 15, 2005 (the "Current Policy").

The Audit Committee and Board of Directors also approved any renewal and/or extension of Current Policy, and the purchase of any other D&O insurance policy upon the expiration of the Current Policy for a period of up to 5 years; provided that such renewal, extension or substitution is for the benefit of the Company and its affiliates’ officers and directors and on terms substantially similar to or better than those of the then effective insurance policy; that the coverage will not exceed $20,000,000 per claim and in aggregate; and that the annual premium to be paid by the Company and its affiliates will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $500,000. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of the Current Policy, from time to time, within the foregoing limitations.

At the Meeting, the Board of Directors will also propose that the abovementioned D&O insurance policies shall apply to current directors and officers, and any future directors and officers, of the Company, who is or may be considered a "controlling person" under the Companies Law5.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

A)

"RESOLVED, that the Company be authorized to insure the directors and officers of the Company and its affiliates against liabilities of a total of maximum $15,000,000 per claim and in aggregate, for a total annual premium amount paid by the Company and its affiliates is approximately $320,000, for a period ending on December 15, 2005 (the "Current Policy"), and same is hereby approved and ratified;

B)

RESOLVED that the Company be authorized to renew, extend and/or replace the Current Policy for a period of up to 5 years, provided that the coverage will not exceed $20,000,000 per claim and in aggregate; that the total annual premium amount to be paid by the Company and its affiliates shall not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $500,000; and further provided that any renewal, extension and/or replacement thereof or other similar arrangement is for the benefit of the directors and officers of the Company and its affiliates and on terms substantially similar to or better than those of the then effective insurance;

C)

RESOLVED, to approve and ratify that the Current Policy shall also be for the benefit of Dan Goldstein, Gad Goldstein, Ishay Davidi and Yarom Oren, and any future director or officer of the Company who at the relevant time is, or may be considered, a "controlling person" of the Company as defined under the Companies Law; and

5 For description of the current beneficial ownership and control of the Company, please refer to Footnote (4) under section "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above.

D)

RESOLVED, to approve that any renewals, extensions and/or replacements of the currently effective D&O insurance policy as described in Resolution (B) above shall also be for the benefit of Dan Goldstein, Gad Goldstein, Ishay Davidi and Yarom Oren, and any future director or officer of the Company who at the relevant time is or may be considered a "controlling person" of the Company as defined under the Companies Law.

For the avoidance of doubt, it is hereby clarified that, subject to applicable law, no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or substitution of the Current Policy.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof for these resolutions.  In addition, since a number of the Company’s directors are deemed to be “controlling persons” of the Company under the Companies Law, for Resolutions (C) and (D) to be approved, either (i) the Ordinary Shares voting in favor of the matter must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter; or (ii) the total number of Ordinary Shares voted against the matter must not exceed 1% of the outstanding Ordinary Shares.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in Resolutions (C) and (D).  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

The Board of Directors recommends a vote FOR the approval of these resolutions.

ITEM 4

INDEMNIFICATION OF DIRECTORS AND OFFICERS

In February 2002, the Company granted indemnification letters to its officers and directors. These letters were approved by the Company's Audit Committee, Board of Directors and shareholders. In light of the March 2005 amendments to the Companies Law described in Item 2 above, the Audit Committee and Board of Directors have approved the grant of new indemnification letters to conform to the amendments.  The indemnification letter conforms to the amendment of the Company's Articles of Association set forth in Item 2 above, and will not be brought before the shareholders for approval if Item 2 herein is not approved. The Audit Committee and Board of Directors have approved and recommend that the shareholders authorize the Company to grant an indemnification letter to each of its directors and officers, including current directors and/or officers, and any future directors and/or officer of the Company, who are, or may be considered, "controlling persons" under the Companies Law, in the form attached hereto as Exhibit A (the “Indemnification Letter”)6.

The Indemnification Letters provide, among other things, that the Company will indemnify each of the directors and officers to the maximum extent permitted by the Company’s Articles of Association as detailed in Item 2 above. Advance payments for coverage of legal expenses in criminal proceedings will be required to be repaid by the directors or officers to the Company if such director or officer is found guilty of a crime which requires proof of criminal intent, or if it is determined that the director or officer is not lawfully entitled to such indemnification.

All of the Indemnification Letters granted to directors and officers of the Company will be identical, including directors and officers who are or may be considered "controlling persons" under the Companies Law.

6 For description of the current beneficial ownership and control of the Company, please refer to Footnote (4) under section "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above.

The indemnification will be limited to the expenses and matters detailed in the Indemnification Letters insofar as they result from the directors' or officers’ actions which includes, among other, the following matters: the offering of securities by the Company to the public and/or to private investors or the offer of the Company to purchase securities from the public and/or from private investors or other holders, pursuant to a prospectus, agreements, tenders or other proceedings; occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and traded on the NASDAQ Stock Market and on the Tel Aviv Stock Exchange; and occurrences in connection with investments the Company or its affiliates make in other corporations.

The Company’s indemnification of all its officers and directors for the matters and in the circumstances described in the Indemnification Letter may not exceed 25% of the Company’s shareholders equity according to its most recent financial statements as of the date of the actual payment of indemnification.

Indemnification will be subject to prompt notice by the director or officer of any legal proceedings initiated against him/her, and to the Company’s right to conduct the defense in respect of such legal proceedings, and to conclude such proceedings as the Company sees fit, with the cooperation of the director or officer the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

(A)

"RESOLVED, that the Company be authorized to grant indemnification letters in the form attached as Exhibit A to its directors and officers who may serve from time to time; and

(B)

RESOLVED, that the Company be authorized to grant indemnification letters in the form attached as Exhibit A to Dan Goldstein, Gad Goldstein, Ishay Davidi and Yarom Oren, and any future director or officer of the Company who at the relevant time is or may be considered a "controlling person" of the Company as defined under the Companies Law."

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof for these resolutions.  In addition, since a number of its directors are deemed to be “controlling persons” under the Companies Law, for Resolution (B) to be approved, either (i) the Ordinary Shares voting in favor of the matter must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter; or (ii) the total number of Ordinary Shares voted against the matter must not exceed 1% of the outstanding Ordinary Shares.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in Resolutions (B).  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

The Board of Directors recommends a vote FOR the approval of these resolutions.

ITEM 5

AMENDMENT OF DEBENTURE OF FORMULA VISION

Terms of the Debenture

The Company holds a debenture of Formula Vision Technologies (F.V.T.) Ltd. (“Formula Vision”), a subsidiary of the Company listed on the Tel Aviv Stock Exchange, in the principal amount of $43 million (the “Debenture”).  Formula Vision issued the Debenture to the Company in December 2001 and March 2002, in the aggregate principal amount of $79 million, in consideration for the Company’s interests in several private companies that develop products and services aimed primarily for sale in international markets.  The Debenture bears interest at the rate of 5% per year paid quarterly, linked to the Israeli consumer price index, and requires annual repayments based on the levels of Formula Vision’s certain proceeds and net income.  It matures on December 31, 2006 (the "Maturity Date").  For more details regarding the Debenture, please see Item 4.A of the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005.

Proposed Amendment

Since Formula Vision anticipates that it may not have sufficient liquid cash assets to satisfy the repayment terms of the Debenture, the Company and Formula Vision have agreed, subject to the requisite corporate approvals of each party, to amend the Debenture with respect to repayments due in 2005 and 2006.  Pursuant to the proposed amendment, Formula Vision will have the right to repay all or a portion of its obligations under the Debenture, as they come due from time to time, in the form of securities that are listed or quoted or admitted for trading, as the case may be, on the NASDAQ National Market, the Tel Aviv Stock Exchange, the London Stock Exchange or the AIM market thereof (“Listed Securities”). However, Formula Vision will not be entitled to repay in the form of

Listed Securities to the extent that the amount of cash and cash equivalents that it holds exceeds the amount of its bank loans (including the amount of guarantees made by Formula Vision to banks in relation to loans granted to its subsidiaries) (the "Liquidity Condition"). In 2005, such loans exceeded the amount of cash and cash equivalents of Formula Vision. For the purpose of any repayment in the form of Listed Securities, the value of the Listed Securities transferred to the Company will be deemed to equal the product of (i) the number of the transferred Listed Securities multiplied by (ii) the average closing price per share of the class of such Listed Securities on the applicable stock market over the 30 trading days immediately preceding the date of repayment.  Such Listed Securities must be free of any liens, but they may be subject to contractual transfer restrictions  – (the "First Alternative").

Alternatively, and to the extent that the First Alternative is not approved by our shareholders at the Meeting, the shareholders will be requested to approve an alternate amendment to the Debenture, according to which, all repayments under the Debenture due as stated above would be deferred to the Maturity Date, subject to the occurrence of the Liquidity Condition (that is that the amount of cash and cash equivalents that Formula Vision holds does not exceed the amount of its bank loans) ( the "Second Alternative").

Reasons for the Amendment

Formula Vision anticipates that it may not have sufficient liquid cash assets to pay the repayments under the Debenture in cash without risking harm to its operations. Accordingly, if Formula Vision would be required to pay the repayments under the Debenture in cash, it would be forced to sell off assets, such as securities in one or more of its portfolio companies, in order to raise cash proceeds.  Selling assets under that kind of pressure would likely result in lower proceeds for such assets than otherwise could be obtained if the sale were done at a strategic time in terms of such asset and the applicable market.

Since the Company is the holder of approximately 56% of the outstanding share capital of Formula Vision, the Board of Directors of the Company believes that it is in the Company’s best interests to help enable Formula Vision to maximize the value of its assets and thus its own overall value.  Since the Company’s liquidity is sufficient for the Company’s purposes for the foreseeable future, the Company has the ability to hold securities that Formula Vision may transfer to it until an appropriate selling opportunity arises.

In addition, the Company has a strategic interest in remaining, indirectly through Formula Vision, a major shareholder in certain of the portfolio companies of Formula Vision. Therefore, if Formula Vision would be forced to sell off all or a portion of such companies in order to repay the Debenture to the Company, the Company’s strategic interests would be harmed.  At the same time, the Company does not propose to forgive the obligations of Formula Vision under the Debenture; it is merely proposing to allow Formula Vision to pay the repayments under the Debenture in the form of Listed Securities, as described above, to overcome artificial liquidation constraints in the Formula group.  For all these reasons, the Company’s Audit Committee and Board of Directors have approved the proposed amendment to the Debenture.

The essence of the forgoing reasons for amendment of the Debenture pursuant to the First Alternative also apply to the Second Alternative.

Formula Vision’s Portfolio Companies

Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group.  For a brief description of Formula Vision’s principal affiliated companies, please see Item 4.B of the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.  Of such companies, the shares of F.T.S. – Formula Telecom Solutions Ltd. (“FTS”) qualify as Listed Securities since they are admitted for trading on the AIM market of the London Stock Exchange.  Formula Vision is the holder of approximately 44% of the outstanding share capital of FTS.

FTS is a global provider of converged end-to-end CRM and billing solutions for telecom operators and service providers. For the year ended December 31, 2004, FTS generated revenues and net income in the amount of $22.7  million and $5.0  million, respectively.   For the six months ended June 30, 2005, FTS generated revenues and net  income in the amount of $14.6   million and $2.1 million, respectively.   The IPO prospectus of FTS, which contains the financial statements of FTS as of and for the period ended December 31, 2004, may be viewed at the website of Seymour Pierce, the U.K. nominated adviser of FTS, at http://www.seymourpierce.com/client_list.asp.  For more information about FTS’s financial statements as of and for the period ended June 30, 2005, see the AIM website at http://www.londonstockexchange.com (code-"FTS").

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

(A)

"RESOLVED, that the amendment to the debentures of Formula Vision Technologies (F.V.T.) Ltd., in accordance with the First Alternative as described in the Company’s Proxy Statement relating to the Meeting, be, and it hereby is, approved in all respects."

(B)

"RESOLVED, that, the amendment to the debentures of Formula Vision Technologies (F.V.T.) Ltd., in accordance with the Second Alternative as described in the Company’s Proxy Statement relating to the Meeting, be, and it hereby is, approved in all respects."

It is hereby clarified that a shareholder vote is requested for both resolutions; to the extent that Resolution (A) is approved Resolution (B) will not be brought for voting. In the event that Resolution (A) is not approved, Resolution (B) shall be brought for voting and will be adopted, provided it obtained the required vote.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.  In addition, for this proposal to be approved, either (i) the Ordinary Shares voting in favor of the matter must include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of Ordinary Shares voted against the matter must not exceed 1% of the outstanding Ordinary Shares.  This is because FimGold Limited Partnership, the Company’s controlling shareholder, has a personal interest in the proposed transaction by virtue of owning approximately 24.2% of the outstanding share capital of Formula Vision.  Additionally, three directors of the Company are also directors of Formula Vision.

All shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of Ordinary Shares.

The Board of Directors recommends a vote FOR the approval of the amendment to the Debenture.

By Order of the Board of Directors,

Dan Goldstein

Chairman of the Board

Dated: November 17, 2005

Exhibit A

FORMULA SYSTEMS (1985) LTD.

LETTER OF INDEMNIFICATION

_________, 2005

Dear _____________ [director, officer and/or employee]

This Letter of Indemnification (this “Letter”) is written to you in recognition that it is in the best interest of Formula Systems (1985) Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available.

You are or have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.

The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following in respect of any act or omission (“action”) taken or made by you in your capacity as a director, officer and/or employee of the Company:

1.1.

any financial obligation imposed on, or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court,

1.2.

all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) without the imposition of any financial liability in lieu of criminal proceedings or (B) with the imposition of a  financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and

1.3.

all reasonable litigation expenses, including attorney's fees, expended by you or imposed on you by a court in a proceeding instituted against you by any another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”), or in your capacity as a director, or observer at board of directors’ meetings of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

2.

The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.

a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company,  Subsidiary or Affiliate, as applicable;

2.2.

a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care, except if such breach of your duty of care is solely due to negligence;

2.3.

an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4.

a fine or penalty imposed upon you for an offense; and

2.5.

a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.

The Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in Section 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.

The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.

The indemnification will be limited to the expenses mentioned in Section 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above, insofar as they result from your actions in the following matters or in connection therewith, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1.

The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.

Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on the National Association of Securities Automated Quotation (NASDAQ) and on the Tel-Aviv stock exchange;

5.3.

Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4.

The sale, purchase and holding of negotiable or non negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5.

Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6.

Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7.

Actions taken in connection with the sale, purchase and/or holding of securities (whether negotiable or not) and any other assets on behalf of or in the name of the Company;

5.8.

A change of structure of the Company or the reorganization of the Company or any decision pertaining to these issues, including, but not limited to, split, merger, a change in the Company’s capital, the establishment of subsidiaries and their liquidation or sale, an allotment or Distribution (as defined in the Companies Law);

5.9.

An announcement, a statement, including position taken, or an opinion made in good faith by an officer, in the course of his duties and in conjunction with his duties, including during a meeting of the Board of Directors of the Company or any committee thereof;

5.10.

Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.11.

Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.12.

Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, including but not limited to implementation relating to the Sarbanes Oxley Act, whether or not such policies and procedures are published;

5.13.

Actions taken in connection with the financial reporting of the Company or any of its Subsidiaries or Affiliates, and in providing guidance to the public regarding future performance thereof;

5.14.

Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including but not limited to antitrust authorizations and/or exemptions;

5.15.

Actions relating to the operations and management of the Company and/or any of its Subsidiaries and/or Affiliates;

5.16.

Actions relating to agreements and transactions of the Company and/or any of its Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc;

5.17.

Actions concerning the approval of transactions of the Company and/or its Subsidiaries and/or Affiliates with officers and/or directors and/or holders of controlling interests in the Company and/or its Subsidiaries and/or Affiliates and/or the approval of corporate actions, including the approval of acts of the Company’s and/or its Subsidiaries and/or Affiliates management, their guidance and their supervision; and

5.18.

Occurrences in connection with the lenders or other creditors or for money borrowed by, or other indebtedness of, the Company, including monetary liabilities to third parties relating to the return of loans.

6.

The total amount of indemnification that the Company undertakes under Section 1 above, towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to twenty-five percent (25%) of the Company’s total shareholders equity according to the Company’s most recent financial statements as of the time of for the actual payment of indemnification.

7.

Notwithstanding anything contained herein to the contrary, the Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.

Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.

The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.

In all indemnifiable circumstances indemnification will be subject to the following:

10.1.

You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to its designee, without delay all documents you receive in connection with these proceedings.

10.2.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.3.

Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.  The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter and/or pursuant to law.

10.4.

You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.

If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.6.

The Company will have no liability or obligation pursuant to this Letter or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7.

That, if required by law, the Company’s authorized governing organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.

If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter.

13.

If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.

This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolutions adopted by the Company’s Audit Committee on ____________, 2005, Board of Directors on ____________, 2005, and the shareholders of the Company on ________ __, 2005.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

FORMULA SYSTEMS (1985) LTD.

By:

____________________

Name:

Title:

Agreed:

_____________________

Name:

______________

Title:

______________

Date:

______________